SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE

May 11, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Irene Paik
Christopher Edwards
Bonnie Baynes
Jim Rosenberg

Re:	Tricida, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 16, 2018 CIK No. 0001595585

Dear Ms. Paik:

On behalf of our client, Tricida, Inc. (“Tricida” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on April 16, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 16, 2018

Prospectus Summary Overview, page 1

1.

We note the revisions you made to pages 3 and 99 to clarify that TRCA-301E is currently scheduled for completion in the first half of 2019. However, to the extent the data from the TRCA-301E study is required for your NDA submission, please also

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

May 11, 2018

clarify that this study will take place prior to NDA submission on pages 1, 14, 76, 91, and elsewhere as appropriate.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 14, 76 and 91 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 65

2.	We note your revisions on page 65 in response to our prior comment 6. Please revise the third bullet point in this section to specify the clinical trial activities relating to TRC101 that you plan to pursue with the net proceeds of this offering.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 of the Registration Statement in response to the Staff’s comment.

3.	We note that part of the net proceeds of the offering will be used to make interest payments under your loan and security agreement with Hercules Capital, Inc. Please disclose in this section the interest rate and maturity of your loan with Hercules. Refer to Instruction 4 of Item 504 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 of the Registration Statement in response to the Staff’s comment.

If you have questions with respect to the revised Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5776.

Sincerely,

/s/ Geoffrey W. Levin

Geoffrey W. Levin

Sidley Austin LLP

cc:	Gerrit Klaerner, Ph.D., Tricida, Inc.
Sharon R. Flanagan, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
David Peinsipp, Cooley LLP
Divakar Gupta, Cooley LLP
Charles S. Kim, Cooley LLP